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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)

                               ----------------

                           COMMERCIAL INTERTECH CORP.
                           (NAME OF SUBJECT COMPANY)

                           COMMERCIAL INTERTECH CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                    COMMON SHARES, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  201709 10 2
                       (CUSIP NUMBER OF CLASS SECURITIES)

                               ----------------

                          GILBERT M. MANCHESTER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                           COMMERCIAL INTERTECH CORP.
                               1775 LOGAN AVENUE
                              YOUNGSTOWN, OH 44501

(NAME, ADDRESS  AND TELEPHONE  NUMBER OF PERSON  AUTHORIZED TO  RECEIVE NOTICES
 AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

  STUART Z. KATZ, ESQ.       HERBERT S. WANDER, ESQ.      LEIGH B. TREVOR, ESQ.
  FRIED, FRANK, HARRIS,       KATTEN MUCHIN & ZAVIS        JONES, DAY, REAVIS &
   SHRIVER & JACOBSON    525 WEST MONROE STREET-SUITE 1600        POGUE
   ONE NEW YORK PLAZA     CHICAGO, ILLINOIS 60661-3693         NORTH POINT
NEW YORK, NEW YORK 10004         (312) 902-5200            901 LAKESIDE AVENUE
     (212) 859-8000                                     CLEVELAND, OHIO 44114
                                                             (216) 586-7247

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  This Amendment No. 3 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "SEC") on July 12, 1996 by Commercial Intertech Corp., an Ohio corporation (the "Company"), relating to the offer by Opus Acquisition Corporation, a Delaware corporation ("OAC") and an indirect wholly owned subsidiary of United Dominion Industries, Ltd., a Canadian corporation ("United Dominion"), to purchase for cash all outstanding common shares, par value $1.00 per share (the "Common Shares"), of the Company, together with the associated preferred share purchase rights (the "Rights" and, together with the Common Shares, the "Shares"). Capitalized terms used but not defined herein have the meanings previously set forth in the Schedule 14D-9.

1. ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

  Item 6 is hereby amended and supplemented by adding the following:

  The following table lists purchases of Shares by the Company on July 18, 1996, up to 3:30 p.m. on that date, made pursuant to the Repurchase Program. Except as set forth herein or as previously reported in the Schedule 14D-9, the Company has not effected any transactions in the Shares during the past 60 days.

         NUMBER OF
          SHARES                                                     PRICE PER
         PURCHASED                                                     SHARE
         ---------                                                   ---------
          30,000                                                      29 1/2
           4,500                                                      29 1/2
           6,600                                                      29 5/8
          35,200                                                      29 5/8
         456,700                                                      29 3/4
          30,800                                                      29 5/8
           2,500                                                      29 5/8
          15,700                                                      29 5/8
          75,000                                                      29 5/8
          98,500                                                      29 5/8
          29,400                                                      29 5/8
          -------
         784,900

2. ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  Item 9 is hereby amended and supplemented by adding the following exhibit:

  Exhibit 99.1. Letter, dated July 18, 1996, sent by Paul J. Powers, the Chairman and Chief Executive Officer of the Company, to employees of the Company.

                                       2
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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              /s/ Gilbert M. Manchester
                                          By:_____________________________
                                              NAME: GILBERT M. MANCHESTER
                                              TITLE: VICE PRESIDENT AND
                                              GENERAL COUNSEL

Dated: July 18, 1996

                                       3
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                                 EXHIBIT INDEX

 EXHIBIT NO.                               EXHIBIT
 -----------                               -------
 Exhibit 99.1 Letter, dated July 18, 1996, sent by Paul J. Powers, the Chairman and Chief Executive Officer of the Company, to employees of the
              Company.

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